UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AUDIOCODES LTD.

(Name of Subject Company (Issuer))

AUDIOCODES LTD.

(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE

(Title of Class of Securities)

M15342104

(CUSIP Number of Class of Securities)

Itamar Rosen, Adv.
Chief Legal Officer and Company Secretary
AudioCodes Ltd.
1 Hayarden Street
Airport City, Lod, 7019900, Israel
Telephone: (972) 3-976-4000
Facsimile: (972) 3-976-4044

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Neil Gold, Esq. Manuel G. Rivera, Esq. Norton Rose Fulbright US LLP 666 Fifth Avenue New York, New York 10103 Telephone: (212) 318-3000 Facsimile: (212) 318-3400	Aaron M. Lampert, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel Aviv 67897, Israel Telephone: (972) 3-608-9999 Facsimile: (972) 3-608-9909

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$13,050,000	$1,314.14

*	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $100.70 per million of the transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by AudioCodes Ltd., a company incorporated under the laws of the State of Israel (“AudioCodes”), and relates to the offer by AudioCodes to purchase up to 3,000,000 ordinary shares of AudioCodes, nominal (par) value NIS 0.01 per share (the “Shares”), representing approximately 8.2% of AudioCodes’ issued and outstanding shares (excluding 18,732,638 Shares held as treasury shares) and of its voting power as of June 13, 2016, at a price of $4.35 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions set forth in the offer to purchase, dated June 16, 2016 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The information set forth in Section 8 (“Information Concerning AudioCodes”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth under “Introduction,” Section 6 (“Price Range of the Shares Etc.”) and Section 8 (“Information Concerning AudioCodes”) in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The information set forth in the Offer to Purchase under “Introduction,” Section 8 (“Information Concerning AudioCodes”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet;”
•	“Introduction”;
•	“Background to the Offer;”
•	Section 1 (“Terms of the Offer; Proration; Expiration Date”);
•	Section 2 (“Acceptance for Payment and Payment”);
•	Section 3 (“Procedures for Tendering Shares”);
•	Section 4 (“Withdrawal Rights”);
•	Section 5 (“Material U.S. Federal Income Tax and Israeli Income Tax Consequences”);
•	Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);
•	Section 9 (“Sources and Amount of Funds”);
•	Section 10 (“Conditions to the Offer”);

•	Section 11 (“Legal Matters and Regulatory Approvals”); and
•	Section 13 (“Miscellaneous”).

The information set forth in the Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B), is also incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” and “Background to the Offer — Plans for AudioCodes after the Offer; Certain Effects of the Offer” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the Offer to Purchase under “Background to the Offer — Transactions and Arrangements Concerning the Shares,” Section 8 (“Information Concerning AudioCodes”) and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Purchase under “Background to the Offer — Background” and “Background to the Offer — Purpose of the Offer; Reasons for the Offer” is incorporated herein by reference.

(b) and (c) The information set forth in the Offer to Purchase under “Background to the Offer — Plans for AudioCodes after the Offer; Certain Effects of the Offer,” Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 8 (“Information Concerning AudioCodes”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer — Background” and Section 9 (“Sources and Amount of Funds”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer — Beneficial Ownership of Shares,” Background to the Offer — Transactions and Arrangements Concerning the Shares,” Section 8 (“Information Concerning AudioCodes”) and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under Section 12 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under “Background to the Offer” (“Interest of Persons in the Offer,” “Transactions and Arrangements Concerning the Shares”), Section 7 (“Effect of the Offer on the Market for Shares; Registration Under the Exchange Act”), Section 8 (“Information Concerning AudioCodes”) and Section 11 (“Legal Matters and Regulatory Approvals”) is incorporated herein by reference. AudioCodes is not aware of any material pending legal proceedings relating to the Offer.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

On June 16, 2016, AudioCodes issued a press release announcing the commencement of the Offer, a copy of which is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated June 16, 2016.
(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9 and Guidelines and Declaration of Status for Israeli Income Tax Purposes).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number.
(a)(1)(F)	Declaration Form (Declaration of Status for Israeli Income Tax Purposes).
(a)(5)(A)	Text of Press Release issued by AudioCodes on June 16, 2016.
(a)(5)(B)	Forms of Acceptance Notice and Share Transfer Deed filed with the Israeli Securities Authority on June 16, 2016.*
(d)(1)	AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed on June 30, 2009 (File No. 000-30070)).
(d)(2)	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (No. 333-170676) filed on November 18, 2010).
(d)(3)	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (No. 333-190437) filed on June 7, 2013).
(d)(4)	Amendment No. 3 to AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (No. 333-210438) filed on March 29, 2016).

*	English translation from Hebrew.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUDIOCODES LTD.

By:	/s/ Shabtai Adlersberg Name: Shabtai Adlersberg Title: President and Chief Executive Officer

Dated: June 16, 2016

EXHIBIT INDEX

ITEM 14.

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated June 16, 2016.
(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9 and Guidelines and Declaration of Status for Israeli Income Tax Purposes).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number.
(a)(1)(F)	Declaration Form (Declaration of Status for Israeli Income Tax Purposes).
(a)(5)(A)	Text of Press Release issued by AudioCodes on June 16, 2016.
(a)(5)(B)	Forms of Acceptance Notice and Share Transfer Deed filed with the Israeli Securities Authority on June 16, 2016.*
(d)(1)	AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed on June 30, 2009 (File No. 000-30070)).
(d)(2)	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (No. 333-170676) filed on November 18, 2010).
(d)(3)	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (No. 333-190437) filed on June 7, 2013).
(d)(4)	Amendment No. 3 to AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (No. 333-210438) filed on March 29, 2016).

*	English translation from Hebrew.